SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

28th March 2014

AVIVA PLC RESPONSE TO FCA SUPERVISORY WORK INTO
LONG-STANDING LIFE INSURANCE CUSTOMERS

Aviva plc ("Aviva") notes the statement made today by the FCA concerning supervisory work into long-standing customers in life insurance. Aviva supports any FCA work which further raises standards across the life and pensions industry.

Aviva is already committed to ensuring both existing and new customers are treated fairly. Aviva has previously introduced capped charges of 1% or less on its pre-2001 legacy book of group personal pensions. Aviva has no material exit charges applying to its legacy book and notes that the FCA work will not review exit charges of compliant policies.

Aviva has an industry leading With Profits Committee and governance process which focuses on the fair treatment of customers in all respects. Aviva is also committed to improving further the quality and clarity of communications to customers, which has been an area of considerable focus and improvement over recent years.

Aviva estimates that the FCA's work into long-standing life insurance customers could apply to approximately £200 million of Aviva's value in force, less than 2% of Aviva's Group embedded value. Of this £200 million value in-force, Aviva believes that its treatment of customers has been fair and appropriate, and therefore any impact on the Group's profits should be minimal, if at all. Aviva's geographic diversity and balanced spread across life and general insurance naturally reduces any potential impact of changes in any one country or business line.

Enquiries:

Media

Nigel Prideaux +44 (0)20 7662 0215
Andrew Reid +44 (0)20 7662 3131

Analysts

Colin Simpson +44 (0)20 7662 8115
David Elliot +44 (0)20 7662 8048

Notes to editors:

•	Aviva provides 31 million customers with insurance, savings and investment products.

•	We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.

•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

•	The Aviva media centre at www.aviva.com/media/includes images, company and product information and a news release archive

•	For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/

•	For broadcast-standard video, please visit http://www.aviva.com/media/video/

•	Follow us on twitter: www.twitter.com/avivaplc/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary